October 28, 2021
VIA EDGAR
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attention:
Robert Shapiro
Joel Parker
Cara Wirth
Mara Ransom

Re:
Charge Enterprises, Inc.
Amendment No. 5 Registration Statement on Form S-1
Filed August 25, 2021
File No. 333-253073

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Charge Enterprises, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 8, 2021 (“Comment Letter”) regarding the Company’s Amendment No. 5 to the Registration Statement on Form S-1 filed with the Commission on August 25, 2021 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 5 to Registration Statement on Form S-1 filed August 25, 2021

Risk Factors, page 14

1.
We note that your net income from investments was $4,261,328 for the six monthsended June 30, 2021. Please revise to include any material risks associated with your InvestmentDivision, which may include the speculative nature of your investments, your inability to receive a consistent rate of return (if any) on your investments, and the possibility that you lose your entire investment.

Response
The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated with additional risk factors in accordance with the Staff’s comment.

Securities and Exchange Commission
October 28, 2021

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If you have any further comments and/or questions, please contact the undersigned at (212) 921-2100 or Richard Friedman, Esq. or Stephen Cohen, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Andrew Fox
Andrew Fox
Chief Executive Officer